UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

LUMIRADX LIMITED

(Name of Issuer)

Common Shares, par value $0.0000028 per share

(Title of Class of Securities)

G5709L109

(CUSIP Number)

December 31, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G5709L109	13G	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS Petrichor Healthcare Capital Management LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,592,620 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 3,592,620 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,592,620 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.9% (2)
12.	TYPE OF REPORTING PERSON (see instructions) IA

(1)	Consists of 2,803,706 Common Shares (as defined herein) held by Petrichor (as defined herein) and 788,914 Common Shares issuable upon the exercise of warrants of the Issuer held by Petrichor.
(2)

The percentage set forth in Row 11 of this Cover Page is based on 45,241,767 Common Shares outstanding as of September 28, 2021, as reported on the Form 20-F filed by the Issuer (as defined herein) with the Securities and Exchange Commission on September 29, 2021.

CUSIP No. G5709L109	13G	Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer

LumiraDx Limited

(b)	Address of Issuer’s principal executive offices

c/o Ocorian Trust (Cayman) Limited, PO Box 1350, Windward 3, Regatta Office Park, Grand Cayman KY1-1108 Cayman Islands

Item 2.

(a)	Name of person filing

This Schedule 13G is being filed on behalf of Petrichor Healthcare Capital Management LP (“Petrichor”) with respect to the Common Shares, $0.0000028 par value per share (the “Common Shares”), of LumiraDx Limited, a Cayman Islands exempted company (the “Issuer”).

(b)	Address or principal business office or, if none, residence

220 East 42nd Street, New York, NY 10017

(c)	Citizenship

See Row 4 of the Cover Page.

(d)	Title of class of securities

Common Shares, par value $0.0000028 per share

(e)	CUSIP No.

G5709L109

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. G5709L109	13G	Page 4 of 5 Pages

Item 4. Ownership.

The information required by Items 4(a)-(c) is set forth in Rows 5-11 of each Cover Page and is incorporated herein by reference.

Item 5. Ownership of 5 Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. G5709L109	13G	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: February 24, 2022

PETRICHOR HEALTHCARE CAPITAL MANAGEMENT LP

By:	/s/ Tadd S. Wessel
Tadd S. Wessel, Chief Executive Officer